Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
AVROBIO Inc.	Ontario, Canada
AVROBIO Australia Pty Ltd	Australia
Tectonic Therapeutic Securities Corp.	Massachusetts
Tectonic Operating Company, Inc.	Delaware